Cash Flow
Sisterhood Productions
January 1, 20222 to December 31, 2022

Cash Inflow and outflow

Operating activites	
Purchses	0
Net Cas from operating Activities	0
Investing Activites	
Net Cash from investing activities	0
Financing Activities	
owners and shareholders	360,719.53